

May 3, 2021

Suying Liu
Chairman, Chief Executive Officer, and Chief Financial Officer
Mountain Crest Acquisition Corp. IV
311 West 43rd Street
12th Floor
New York, NY 10036

> **Re: Mountain Crest Acquisition Corp. IV**
> **Draft Registration Statement on Form S-1**
> **Submitted April 2, 2021**
> **CIK No. 0001853774**

Dear Dr. Liu :

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Filed on 4/2/21

Dilution, page 41

1. Please address the following with respect to your dilution computation:

   - Clarify why you disclose an offering price per share of $9.09 in the computation of dilution when the unit offering price is $10.00; and
   - Disclose how the shares and rights underlying the private units are included in your pro forma net tangible book value at March 22, 2021.

Capitalization, page 42

2. Please tell us how you calculated the common shares issued and outstanding, as adjusted, at March 22, 2021. In addition, revise footnote (4) to clarify that the As Adjusted shares issued and outstanding exclude 519,500 shares of common stock underlying the rights in the public unit and private unit offerings.

Note 4 - Related Party Transactions
Founder Shares, page F-11

3. We note that 1,437,500 insider shares will be placed in escrow, as described in the second paragraph on page 7. Please tell us how you considered the applicability of FASB ASC 718-10-S99-2 as to whether the escrow share arrangement involving the release of shares to the initial stockholders or insiders has a continued employment criteria that would necessitate the recording of compensation, or if it instead, represents an inducement made to facilitate the proposed public offering in which case the arrangement should be reflected as a reduction of the net proceeds allocated to the newly issued common shares.

General

4. We note that your officers and directors will also serve as officers and directors of Mountain Crest Acquisition Corp. III, another blank check company. Please revise throughout your prospectus and the Management section on pages 61 - 65 to disclose the Mountain Crest Acquisition Corp. III offering and any related conflicts of interest.

 You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Energy & Transportation

cc: Giovanni Caruso